UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2013.

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc.	2 Holtzman Street, Science Park
7665 Commerce Way	P.O. Box 2496
Eden Prairie, Minnesota 55344	Rehovot, Israel 76124
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The contents of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) are incorporated by reference into the Registrant’s registration statement on Form S-8, SEC file number 333-185240, filed by the Registrant with the SEC on December 3, 2012, the Registrant’s registration statement on Form S-8, SEC file number 333-190963, filed by the Registrant with the SEC on September 3, 2013, and the Registrant’s registration statement on Form F-3, SEC file number 333-190965, filed by the Registrant on September 3, 2013 (as supplemented by any prospectus supplements filed on or prior to the date of this Form 6-K).

CONTENTS

As previously reported, in June and July 2012, putative class action lawsuits were filed in the United States District Court for the District of Minnesota in Hennepin County (the “Minnesota Court”) and in the Delaware Court of Chancery (the “Chancery Court”) challenging the transactions contemplated by the Agreement and Plan of Merger, dated as of April 13, 2012 (the “Merger Agreement”), among Stratasys, Inc., Objet Ltd., which is now Stratasys Ltd. (“we”, “us” or “Objet”), Seurat Holdings Inc. (“Holdco”), and Oaktree Merger Inc. (“Merger Sub”). Under the Merger Agreement, Merger Sub agreed to merge with Stratasys, Inc. (the “Merger”), and Stratasys, Inc. would become the surviving corporation of the Merger and our indirect, wholly owned subsidiary. The plaintiffs in these lawsuits are purported holders of the common stock of Stratasys, Inc. (“Stratasys Stockholders”) and are purportedly acting on behalf of a putative class of Stratasys Stockholders. These suits name as defendants Stratasys, Inc., the former members of its Board of Directors, Holdco, Merger Sub, and in certain instances Objet.

As previously disclosed in the Stratasys, Inc. Current Report on Form 8-K dated September 6, 2012 (the “September 6 Form 8-K”), we, Stratasys, Inc. and the other defendants entered into a Memorandum of Understanding (the “MOU”) with the parties to the actions pending in the Chancery Court (the “Delaware Action”) and the Minnesota Court (the “Minnesota Action”), pursuant to which we, Stratasys, Inc. and such other parties agreed in principle, and subject to certain conditions, to settle those stockholder lawsuits. Pursuant to the terms of the MOU, the parties agreed, after arm’s-length negotiations, that Stratasys, Inc. would file the September 6 Form 8-K amending and supplementing the applicable disclosure in our joint proxy statement/prospectus filed with the U.S. Securities and Exchange Commission in connection with the Merger. Plaintiffs’ counsel also undertook and conducted confirmatory discovery as provided in the MOU.

The Merger was approved by Stratasys, Inc. stockholders on September 14, 2012, and was consummated on December 1, 2012, which resulted in Stratasys, Inc. becoming our indirect, wholly owned subsidiary. In connection with the Merger, we changed our name from Objet Ltd. to Stratasys Ltd.

On October 3, 2013, we, our subsidiary Stratasys, Inc. and the other defendants entered into a Stipulation and Agreement of Compromise, Settlement and Release (the “Settlement Agreement”) with the plaintiffs in the two stockholder lawsuits. Under the terms of the Settlement Agreement, which is subject to approval by the Chancery Court, the plaintiffs agreed to a dismissal of the Delaware Action with prejudice, to voluntarily dismiss the Minnesota Action with prejudice and without costs, and to release all claims against the defendants, subject to certain conditions. The defendants agreed not to oppose an award of attorneys’ fees, costs and expenses in an amount not to exceed $450,000. However, court approval of the settlement is not conditioned on court approval of such fees, costs and expenses.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: October 24, 2013	By:	/s/ Erez Simha
	Name:	Erez Simha
	Title:	Chief Financial Officer and
Chief Operating Officer (IL)